UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Statement from UAV Board of Trustees Regarding Closure of Campus

On March 6, 2024, Genius Group Limited (the “Company” or “Genius Group”) received a statement from the Board of Trustees of its subsidiary, the University of Antelope Valley, Inc (UAV) announcing the closure of the university and legal action against the sellers of UAV, Marco and Sandra Johnson.

Genius Group supports the decision of the UAV Board of Trustees and UAV management, and will work together with UAV and relevant authorities on a smooth closure and transition of all students.

Genius Group is pursuing a civil suit against the Johnsons in the Superior Court of California, County of Los Angeles. The case is entitled “University of Antelope Valley v. Sandra Johnson, et al., LASC Case No. 23AVCV01437. [

The management of Genius Group does not believe that the closure of the university will have any material impact on the financials of the Company, as it has previously announced its transition to revenues away from campus revenue to online revenue.

The Company maintains its 2024 guidance released on 22 January, 2024 of estimated annual revenue of $58.0 million to $60.0 million, adjusted EBITDA of $2.5 million to $3.0 million, and number of students (and users) 9.5 million to 10 million.

The UAV Statement is filed herewith as Exhibit 99.1

The information in this Current Report on Form 6-K and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. The information contained in this Current Report and in Exhibit 99.1 to this Current Report shall not be incorporated by reference into any filing with the SEC made by the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit Index

Exhibit

99.1	Statement from University of Antelope Valley

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: March 6, 2024
	By:	/s/ Roger James Hamilton
	Name:	Roger James Hamilton
	Title:	Chief Executive Officer and Chairman (Principal Executive Officer)